February 23, 2024

Kim McManus, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, DC 20549

Re:	NEOS ETF Trust (the "Trust" or the "Registrant") File Nos. 811-23645, 333-253997

Dear Ms. McManus:

On December 5, 2023, NEOS ETF Trust (the "Trust" or the "Registrant"), on behalf of its series, NEOS Enhanced Income Credit Select ETF (formerly NEOS Enhanced Income High Yield Bond ETF) filed post-effective amendment number 97 to the Trust's registration statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to register shares of the Fund.

On January 16, 2024, you provided comments to the Amendment by phone to Daniel Moler. Set forth below are your comments, as we understand them, followed by responses to those comments, which the Fund has authorized Thompson Hine LLP to make on its behalf. Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently to or concurrently with this letter. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked copy of the prospectus or relevant sections of the prospectus is attached to aid in your review.

GENERAL

Comment 1. We remind you that the Fund and management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the SEC staff.

Response. The Registrant acknowledges the responsibility described above.

Comment 2. Please prepare a response letter including SEC staff comments, the Registrant’s responses, and file it on EDGAR. Where a revision is contemplated by a response, please provide the staff with the revised disclosure. Please allow at least 5 business days to review the completed fee table and expenses.

Response. The Registrant acknowledges the responsibilities described above.

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PROSPECTUS

Fees and Expenses

Comment 3. Please revise the introductory language to mirror the language in Item 3 of Form N-1A.

Response. The Registrant has revised the disclosure as follows:

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may ~~be required to~~ pay other fees, such as brokerage commissions and other fees to financial intermediaries ~~on purchases and sales of Shares~~, which are not reflected in the tables or the example below. ~~Please contact your financial intermediary about whether such a commission may apply to your transactions.~~

Comment 4. Please remove the last sentence of the first paragraph, as it is not in Form N-1A.

Response. Please see the revised disclosure in response to Comment 3.

Comment 5. When you complete the fee table, please ensure you include the accompanying explanation of annual fund operating expenses.

Response. The Registrant has added the following disclosure in the fee table:

Annual Fund Operating Expenses ~~Shareholder Fees~~ (expenses that you pay each year as a percentage of the value of your investment ~~fees paid directly from your investment~~).

Comment 6. In the Expense Example, please remove reference to the fee waiver to the extent is it expired.

Response. The Registrant has revised the language before the expense examples as follows:

The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same~~, except the contractual arrangement to waive Management Fees and reimburse expenses remains in effect only until January 1, 2024~~.

Principal Investment Strategies

Comment 7. Please specify what securities are in the 20% bucket. If it includes derivatives, please ensure the strategy and risk are disclosed with specificity.

Response. The Registrant has revised the Prospectus to include the following:

The Fund may invest from time-to-time in short-term investments including money market funds.

In addition, the Registrant has revised the Prospectus to clarify that derivatives linked to bonds count towards the 80% policy. The revised disclosure is as follows:

For purposes of the 80% policy, the Fund may gain exposure to the Underlying Investments through derivatives such as forwards, options, and futures, and the value of such forwards, options and futures contracts shall be determined on a daily mark-to-market basis.

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Comment 8. Please clarify if the intent is to refer to total assets or net assets for purposes of 80% test.

Response. The Registrant confirms the intent is to refer to “net assets” and has made corresponding revisions in the prospectus.

Comment 9. Please confirm that the Fund will not invest in mutual funds or revise to clarify that it will invest in mutual funds.

Response. We confirm that the Fund will not invest in shares of mutual funds.

Follow Up Comment to Response 9. The response indicates that the Fund will not invest in shares of mutual funds; however, the disclosure in the prospectus on page 16 suggests it will invest in open-end and closed-end funds. In addition, we note that the predecessor fund’s N-CSR filed in November includes a schedule of investments that shows 30% investments in open-end funds as of August 31, 2023. Please revise or advise.

Response. The Registrant has revised the risk disclosure to remove references to “other investment companies” and clarify that the Fund will only be investing in ETFs. Supplementally, the Registrant confirms that the predecessor fund’s current positions in mutual funds and/or closed-end funds will be sold prior to the reorganization.

Comment 10. With respect to the Fund being a “fund of funds”, if there will be an outsized investment (more than 25%) in affiliated fund, disclose fund name, explain its main strategies, and disclose associated principal risks of the underlying fund. Also, confirm participation agreements have been filed between the fund of funds and the acquired funds.

Response. The Registrant does not anticipate the Fund investing in any affiliated ETFs. Therefore, the disclosure noted in the comment has not been added and no participating agreements have or will be entered into.

Comment 11. Explain the concept of duration and include a brief example in the prospectus.

Response. The Registrant has added the following the disclosure to the Prospectus:

Duration is a measure of price sensitivity relative to interest rates. For example, if interest rates changed by one percent, the value of a security having an effective duration of two years would vary by two percent.

Comment 12. Will the Fund invest in equities? If yes, disclose in the principal investment strategies. There is reference to equities and/or options on page 3 but prior disclosure refers to investing in debt and options.

Response. The Fund will invest in equities issued by ETFs that in turn will invest in debt securities.

Comment 13. Please revise the 80% policy to tie to high yield investments consistent with the Fund’s name.

Response. The Registrant has changed the name of the Fund to “NEOS Enhanced Income Credit Select ETF.” Accordingly, the Registrant no longer believes there is a need to tie the 80% policy to high yield investments.

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Comment 14. With respect to the ETF Risk in the Summary Prospectus, please disclose that purchases and redemptions of creation units primarily with cash rather than through in-kind delivery of portfolio securities may cause the ETF to incur certain costs. Disclose that these costs could include brokerage costs, or taxable gains or losses that it might not have incurred if it made redemption in kind. In addition, disclose that these costs could be imposed on the ETF and therefore decrease the ETF's net asset value to the extent not offset by a transaction fee payable by an AP.

Response. The Registrant has amended the disclosure as follows:

Exchange Traded Funds (“ETFs”) Risk: An investment in an ETF is subject to the risk that the general level of security prices, or that the prices of securities within a particular sector, may increase or decline, thereby affecting the value of the shares of an ETF. In addition, ETFs are subject to the following risks: (1) the market price of the ETF’s shares may trade at a discount to its net asset value (“NAV”) due to the fact that the supply and demand in the market for ETF shares at any point in time is not always identical to the supply and demand in the market for the ETF’s underlying basket of securities, accordingly, there may be times when an ETF trades at a premium (creating the risk that the Fund pays more than NAV for an ETF when making a purchase) or discount (creating the risks that the Fund’s NAV is reduced for undervalued ETFs it holds, and that the Fund receives less than NAV when selling an ETF); (2) an active trading market for an ETF’s shares may not develop or be maintained; (3) trading of an ETF’s shares may be halted if the listing exchange deems such action appropriate; (4) ETF shares may be delisted from the exchange on which they trade; ~~and~~ (5) activation of “circuit breakers” by the exchange (which are tied to large decreases in stock prices) may halt trading of the ETF temporarily; and (6) purchases and redemptions of creation units primarily with cash rather than through in-kind delivery of portfolio securities may cause the Fund to incur certain costs, including brokerage costs or taxable gains or losses that it might not have incurred if it made a redemption in-kind, and therefore decrease the Fund's NAV to the extent not offset by a transaction fee payable by an AP.

Comment 15. Please include a derivatives or options related risk. Alternatively explain why this risk is not material.

Response. The Registrant has added “Options Risk” as a principal investment risk.

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Summary Prospectus

Options Risk. There are risks associated with the sale and purchase of put options. As a seller (writer) of a put option, the Fund will tend to lose money if the value of the reference index or security falls below the strike price. As the buyer of a put option, the Fund risks losing the entire premium invested in the option if the Fund does not exercise the option.

Statutory Prospectus

Options Risk. The Fund may lose the entire put option premium paid if the underlying security does not decrease in value at expiration. Put options may not be an effective hedge because they may have imperfect correlation to the value of the Fund’s portfolio securities. Purchased put options may decline in value due to changes in price of the underlying security, passage of time and changes in volatility. Written call and put options may limit the Fund’s participation in equity market gains and may magnify the losses if the price of the written option instrument increases in value between the date when the Fund writes the option and the date on which the Fund purchases an offsetting position. The Fund will incur a loss as a result of a written options (also known as a short position) if the price of the written option instrument increases in value between the date when the Fund writes the option and the date on which the Fund purchases an offsetting position.

Performance Summary

Comment 16. Please provide an analysis for why the shell fund would be the accounting survivor. Also, please provide supplemental response regarding the plans for filings related to the merger. Supplementally, please explain the business purpose of the merger.

Response. The shell fund was inadvertently named in the accounting survivor in the Amendment. The Registrant has revised the disclosure as follows:

~~As a result of the acquisition, the~~ The Fund will adopt the financial statements of the Predecessor Fund, ~~be~~ the accounting survivor ~~successor~~ of the Reorganization ~~Predecessor Fund~~.

The Registrant plans to file an N-14 with respect to the reorganization. The reorganization is believed to be in the best interests of the Target Fund and its shareholders in light of certain benefits to the Target Fund’s shareholders including (1) a substantially similar investment objective and similar investment strategy with the addition of generating additional tax-efficient income via the options overlay; (2) the reputation, financial strength, and resources of NEOS Investment Management LLC; (3) the Target Fund will not bear any direct expenses in connection with the Reorganization; (4) lower total expenses anticipated for the Target Fund; (5) qualifying as a tax-free reorganization for U.S. federal income tax purposes; and (6) the ETF structure, which generally includes intra-day trading, increased tax efficiency, greater transparency into portfolio holdings, lower portfolio transaction costs, and less cash drag on performance.

Comment 17. Please confirm that year-to-date performance will be updated.

Response. The Registrant has updated the year-to-date performance as follows:

The 202~~2~~3 year-to-date return of the Fund~~’s Institutional Shares~~ through September 30, 202~~2~~3 ~~is 2.95%~~ was 0.87%.

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Statutory Prospectus

Comment 18. “Exchange Traded Funds (“ETFs”) Risk. Please review and revise the first paragraph for clarity. It is unclear whether the ETF is referring to itself or to underlying ETFs. Also, the Registrant appears to be stating that it will be acting as an AP in discussing AP activities. Please clearly delineate AP activities/risks in this risk or separately in another risk.

Response. The Registrant has restated the risk factor as follows

Exchange Traded Funds (“ETFs”) Risk: The Fund is structured as an ETF and will invest in underlying ETFs. As a result, the Fund is subject to special risks, including:

•	Not Individually Redeemable. The Fund’s shares (“Shares”) are not redeemable by retail investors and may be redeemed only by Authorized Participants at net asset value (“NAV”) and only in Creation Units. A retail investor generally incurs brokerage costs when selling shares.
•	Trading Issues. Trading in Shares on CBOE BZX Exchange, Inc. (the “Exchange”) may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable, such as extraordinary market volatility. There can be no assurance that Shares will continue to meet the listing requirements of the Exchange which may result in the Shares being delisted. An active trading market for the Shares may not be developed or maintained. If the Shares are traded outside a collateralized settlement system, the number of financial institutions that can act as Authorized Participants that can post collateral on an agency basis is limited, which may limit the market for the Shares.
•	Market Price Variance Risk. The market prices of Shares will fluctuate in response to changes in NAV and supply and demand for Shares and will include a “bid-ask spread” charged by the exchange specialists, market makers or other participants that trade the Shares. There may be times when the market price and the NAV vary significantly. This means that Shares may trade at a discount to NAV.
o	In times of market stress, market makers may step away from their role market making in the Shares and in executing trades, which can lead to differences between the market value of the Shares and the Fund’s NAV.
o	The market price of the Shares may deviate from the Fund’s NAV, particularly during times of market stress, with the result that investors may pay significantly more or significantly less for the Shares than the Fund’s NAV, which is reflected in the bid and ask price for the Shares or in the closing price.
o	In stressed market conditions, the market for the Shares may become less liquid in response to the deteriorating liquidity of the Fund’s portfolio. This adverse effect on the liquidity of the Shares may, in turn, lead to differences between the market value of the Shares and the Fund’s NAV.

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•	Authorized Participant Risk. Only an Authorized Participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as an Authorized Participant on an agency basis (i.e., on behalf of other market participants). To the extent that Authorized Participants exit the business or are unable to proceed with creation or redemption orders with respect to the Fund and no other Authorized Participant is able to step forward to create or redeem Creation Units, Fund shares may be more likely to trade at a premium or discount to net asset value and possibly face trading halts or delisting. Authorized Participant concentration risk may be heightened for securities or instruments that have lower trading volumes.

Additionally, purchases and redemptions of creation units primarily with cash rather than through in-kind delivery of portfolio securities may cause the Fund to incur certain costs, including brokerage costs or taxable gains or losses that it might not have incurred if it made a redemption in-kind, and therefore decrease the Fund's NAV to the extent not offset by a transaction fee payable by an AP.

Comment 19. Please clarify if the “Other Risks” are non-principal risks or additional principal risks.

Response. The “Other Risks” are significant but not principal risks of the Fund. As such, the Registrant has revised the prefatory language of “Other Risks” as follows:

The following section provides information regarding ~~certain other~~ important, but non-principal, risks of investing in the Fund.

Financial Highlights

Comment 20. Please provide the most recent available Financial Highlights sufficiently in advance of effectiveness for review.

Response. The predecessor fund’s most recently available Financial Highlights are included in the revised prospectus.

SAI

Investment Restrictions and Policies

Comment 21. With respect to fundamental restriction #7, this is not an index fund. Please explain why this clause is here or remove it. We may have additional comments based on your response.

Response. The Registrant confirms this language was inadvertently included and has revised fundamental restriction #7 as follows:

The Fund may not “concentrate” its investments in a particular industry or group of industries~~: (a) except that the Fund will concentrate to approximately the same extent that its Underlying Index or Reference Index concentrates in the securities of such particular industry or group of industries; and (b)~~ except as permitted under the 1940 Act, and as interpreted or modified by regulatory authority having jurisdiction from time to time, provided that, without limiting the generality of the foregoing: (I) this limitation will not apply to the Fund’s investments in: (i) securities of other investment companies; (ii) securities issued or guaranteed as to principal and/or interest by the U.S. government, its agencies or instrumentalities; (iii) repurchase agreements (collateralized by the instruments described in clause (ii)) or (iv) securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry; (II) wholly owned finance companies will be considered to be in the industries of their parents if their activities are primarily related to the financing activities of the parents; and (III) utilities will be divided according to their services, for example, gas, gas transmission, electric and gas, electric and telephone will each be considered a separate industry.

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Part C

Comment 22. In the Exhibits, Item 28(i) refers to “Consent of Counsel.” Please confirm that a legal opinion will be included with the consent of counsel.

Response. The Registrant so confirms.

The Registrant agrees to file a supplement to the prospectus or SAI to the extent that any of the disclosure currently in the prospectus and SAI requires updating based on comments received from the SEC Staff reviewer of the N-14.

If you have any questions about the responses set forth above, please contact the undersigned at 202.973.2727 or bibb.strench@thompsonhine.com or Daniel Moler at 513.352.6611 or daniel.moler@thompsonhine.com.

Best regards,

/s/ Bibb L. Strench

Bibb L. Strench

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